Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL’s Board of Directors confirms priority of implementing Group’s growth strategy and announces shareholder return policy for next 3 years: 2017 dividend proposed at 2.48 €/share; increasing dividend by 10% over 2018-20; and up to $5 billion share buyback over 2018-20

The Board of Directors met on February 7, 2018 to review the Group’s 2017 accounts and cash flow allocation, including the shareholder return policy, for the next three years.

Despite a volatile environment over the past three years, TOTAL has successfully reset its business model, delivering solid results in 2017 thanks to strong operational performance and reducing its pre-dividend organic breakeven to $27/b Brent.

After five years of heavy investment, TOTAL is now delivering strong cash-accretive production growth. The Group has also invested counter-cyclically to acquire resources at attractive prices and is emerging stronger, with clear visibility on growing cash flow and a net-debt-to-capital ratio reduced to 12% at end-2017 that provides increased financial flexibility.

Confident in the ability of the Group’s teams to seize value-adding growth opportunities, the Board of Directors confirms the priority to implement its long term growth strategy.

In this context, the Board of Directors has decided to provide visibility on cash flow allocation and shareholder return for the next three years. The Board of Directors confirms a capital investment program of $15-17 billion per year, set an objective to maintain the net-debt-to-capital ratio below 20%, and maintain its grade A credit rating and further proposes the following measures:

1.	Increasing the dividend by 10% over the next 3 years

-	The full-year 2017 dividend will be proposed to the Combined Shareholders’ Meeting at €2.48/share, corresponding to a final quarterly dividend of €0.62/share and an increase of 1.2% compared to the full-year 2016 dividend.

-	The 2018 interim dividends(1) will be increased by 3.2% to €0.64/share, with the intention of proposing to the Combined Shareholders’ Meeting a full-year 2018 dividend of €2.56/share.

-	The target for the full-year 2020 dividend would be €2.72/share.

2.	Buying back shares issued with no discount as part of the scrip dividend option

-	Maintain the scrip dividend option, with no discount on the price, since certain shareholders prefer to take their dividend in shares.

-	Buy back the newly issued shares with the intention to cancel them. No dilution linked to the scrip dividend from 2018.

-	The buyback of the shares issued in January 2018 as part of the 2nd 2017 interim dividend payment will start immediately.

3.	Buying back up to $5 billion of shares over the period 2018-20

-	The objective is to share with investors the benefits of the oil price upside.

-	The amount of buyback will be adjusted to the oil price.

-	This is in addition to the scrip share buyback.

(1)  First interim dividend will be paid in October 2018.

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2017 Dividend

The Board of Directors has decided to propose to the Combined Shareholders’ Meeting, which will be held on June 1, 2018, an annual dividend of €2.48/share for 2017, an increase of 1.2% compared to 2016. Given the three previous 2017 interim quarterly dividends of €0.62/share, a fourth quarter 2017 dividend of €0.62/share is therefore proposed.

The Board of Directors also decided to propose to the Combined Shareholders’ Meeting the alternative for shareholders to receive the fourth quarter 2017 dividend in cash or in new shares of the company with no discount.

Subject to approval at the Combined Shareholders’ Meeting:

•	the ex-dividend date for the fourth quarter dividend will be June 11, 2018; and

•	the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend is set for June 28, 2018.

American depositary receipts (“ADRs”) will receive the final quarterly installment of the 2017 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•	ADR ex-dividend date: June 7, 2018;

•	ADR record date: June 8, 2018; and

•	ADR distribution date for cash or shares issued in lieu of the cash dividend: July 6, 2018.

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

TOTAL and Mitsui O.S.K. Lines sign a long-term charter contract for a pioneer liquefied natural gas (LNG) bunker vessel

On February 6, 2018, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL” or the “Group”) announced that Total Marine Fuels Global Solutions (TMFGS) and Mitsui O.S.K. Lines, Ltd. (MOL) have signed a long-term charter contract for a large LNG bunker vessel of 18,600 m³, to be delivered in 2020. She will operate in Northern Europe and will be the first ever capable of supplying large quantities of LNG in one single bunkering operation.

With this vessel, TMFGS intends to serve the emerging marine LNG market for the container ships segment, including those sailing on the Europe-Asia trade. She will be used in particular to supply CMA CGM’s new build LNG mega container ships, following the 10 years contract of 300 kt per annum signed with TMFGS in December 2017.

This bunker vessel will be built by Hudong-Zhonghua Shipbuilding in China and fitted with the Mark III membrane containment system provided by the French company GTT. Highly maneuverable by design, with a length of about 135 meters, she is expected to operate safely and to meet the highest environmental standards through the use of LNG as fuel and a complete reliquefaction of the boil-off gas.

The new-build vessel will be managed by MOL (Europe Africa) Ltd, a UK subsidiary of MOL.

This agreement is a significant milestone in the cooperation between MOL and Total Marine Fuels Global Solutions, with developments in both conventional fuels and LNG ahead of 2020 IMO sulphur regulations. Beyond their historical commercial relationship, the two companies have also signed a Memorandum of Understanding to combine their expertise in the development of marine LNG infrastructures and serve MOL future LNG needs.

Qatar Petroleum joins TOTAL as a partner in the Exploration Block 11B/12B in South Africa

On February 5, 2018, TOTAL announced that it had signed an agreement to sell a 25% interest in the Exploration Block 11B/12B, offshore South Africa, to Qatar Petroleum. The transaction remains subject to regulatory approval.

The Block 11B/12B is located in the Outeniqua Basin, around 175 kilometers off the southern coast of South Africa, and covers an area of 19,000 square kilometers with water depths ranging from 200 to 1,800 meters. Upon receiving all regulatory approvals the new partnership structure will be as follows: TOTAL (operator, 45%), Qatar Petroleum (25%), CNR international (20%) and Main Street (10%).

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TOTAL enters exploration in the prolific Guyana basin with three exploration licenses

On February 5, 2018, TOTAL announced that it had signed agreements to acquire interests into two exploration licenses offshore Guyana, the Canje Block and the Kanuku Block. These agreements come after entering into an option agreement for the nearby Orinduik Block. Subject to the approval of relevant authorities, TOTAL will thus own exploration rights to an area covering over 12,000 square kilometers in the Guyana Basin.

TOTAL will acquire a 35% working interest in the Canje Block, located in water depths of 1,700 to 3,000 meters, under the terms of the agreement signed with an affiliate of Canadian company JHI Associates, Inc. and Guyana-based company Mid-Atlantic Oil & Gas, Inc. These two companies will retain a shared 30% interest alongside operator ExxonMobil (35%).

TOTAL will acquire a 25% working interest in the Kanuku Block, located in water depths of 70 to 100 meters, under the terms of the agreement signed with operator Repsol (37.5%), and will be a partner alongside Tullow (37.5%).

TOTAL holds an option to purchase a 25% working interest in the Orinduik Block, located in water depths of 70 to 100 meters, under the terms of the agreement signed in September 2017 with an affiliate of Canadian company Eco Atlantic Oil & Gas Ltd, who will retain a 15% interest following exercise of the option, alongside operator Tullow (60%).

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USA: TOTAL announces major deepwater discovery in the Gulf of Mexico

On January 31, 2018, TOTAL announced a major oil discovery in the Ballymore prospect, located deep offshore in the U.S. Gulf of Mexico (Eastern GoM). The well was drilled to a final depth of 8,898 meters and encountered 205 meters of net oil pay in a high quality Norphlet reservoir.

A sidetrack well is now ongoing to confirm the upside potential.

Located in water depth of about 2,000 meters and 120 kilometers from the Louisiana coast, the Ballymore prospect covers four blocks in the Norphlet play, including Block MC 607 where the discovery was made. TOTAL’s acquisition of a 40% working interest in Ballymore was part of an exploration agreement with Chevron (60%, operator) signed in September 2017 that included seven prospects covering 16 blocks in the Norphlet (Eastern GoM) and the Wilcox (Central GoM) plays.

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Canada: Fort Hills project reaches first oil

On January 29, 2018, TOTAL announced that the Fort Hills oil sands project located in Alberta, Canada, 90 kilometers north of Fort McMurray, had achieved first oil. Production will ramp up over the next months to reach a plateau of 180,000 barrels per day. The project is operated by Suncor and owned by Suncor (53.06%), TOTAL (26.05%) and Teck (20.89%).

In line with its strategy, which aims at focusing its capital allocation on low breakeven oil projects and managing its investment effort with discipline on the most profitable projects, and in agreement with the other partners of the project, TOTAL reduced gradually since 2015 its interest from 39.2% to 26.05%. It should eventually settle near 25% once the final project cost is known.

TOTAL reinforces its position in deepwater Gulf of Mexico by entering the Anchor discovery

On January 24, 2018, TOTAL announced that it had signed an agreement with Samson in order to acquire Samson Offshore Anchor, LLC, which holds a 12.5% interest in four blocks covering the Anchor discovery, one of the most significant recent discoveries in the Gulf of Mexico (GoM), USA. The deal also includes a 12.5% interest in the nearby exploration block Green Canyon 761, where TOTAL already has a 25% interest.

Discovered in the Wilcox play in 2014, Anchor is located approximately 225 kilometers off the coast of Louisiana in more than 1,500 meters of water. Additional prospective resources have been identified in the Anchor vicinity, strengthening the potential of the asset.

Anchor is operated by Chevron (55%) alongside Cobalt (20%), and Venari (12.5%).

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Petrobras and TOTAL complete the transfer of rights in the Lapa and Iara concessions, as part of their strategic alliance

On January 15, 2018, Petrobras and TOTAL announced that they had finalized a decisive milestone in the realization of their Strategic Alliance, signed in March 2017, with the completion of the following transactions:

•	Transfer from Petrobras to TOTAL of 35% of the rights, as well as the operatorship, of the Lapa field in Block BM-S-9A in the Santos Basin pre-salt, alongside Shell (30%), Repsol-Sinopec (25%) and Petrobras (10%). The Lapa field was put in production in December 2016, via the 100,000 barrel per day capacity Cidade de Caraguatatuba FPSO.

•	Transfer from Petrobras to TOTAL of 22.5% of the rights of the Iara area, which comprises the Sururu, Berbigão and Oeste de Atapu fields in Block BM-S-11A in the Santos Basin pre-salt, operated by Petrobras (42.5%) alongside Shell (25%) and Petrogal (10%). Production in Iara is expected to start in 2018 through the 150,000 barrel per day capacity P-68 FPSO in Berbigão-Sururu fields, which will be followed by a second FPSO in 2019 in the Atapu field.

The consideration for the above transactions amounts to US$1.95 billion, including closing adjustments. This amount does not include US$ 400 million that can be triggered by Petrobras to carry a part of its investment share in the Iara development fields and contingent payments. All conditions preceding the transfers were fulfilled, in particular the granting of operation and installation licenses by the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) in order for TOTAL to become the operator of the Lapa field.

These transactions give shape to the Strategic Alliance between Petrobras and TOTAL, allowing them to combine their deep-offshore expertise.

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Results of the option to receive the 2017 second interim dividend in shares

The Board of Directors of TOTAL met on December 12, 2017, and declared a 2017 second interim dividend of €0.62 per share and offered, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of May 26, 2017, the option for shareholders to receive the 2017 second interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from December 19, 2017 to January 3, 2018. At the end of the option period, 21% of rights were exercised in favor of receiving the payment for the 2017 second interim dividend in shares.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris occurred on January 11, 2018. The shares carried immediate dividend rights and were fully assimilated with existing shares already listed.

7,087,904 new shares were issued, representing 0.28% of the Company’s share capital on the basis of the share capital of December 31, 2017. The share price for the new shares as payment of the 2017 second interim dividend was set at €46.55 on December 12, 2017. The price was equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors on December 12, 2017, reduced by the amount of the 2017 second interim dividend, without any discount.

The remaining cash dividend paid to shareholders who did not elect to receive the 2017 second interim dividend in shares amounted to €1,231 million and was paid on January 11, 2018.

Brazil: TOTAL launches large-scale development of the giant Libra field

On December 18, 2017, TOTAL announced that it had taken the investment decision for the first large-scale development phase of the Libra project, located deep offshore, 180 kilometers off the coast of Rio de Janeiro, in the pre-salt area of the Santos Basin in Brazil.

This phase, consisting of a floating production storage and offloading (FPSO) unit with a production capacity of 150,000 barrels of oil per day and 17 wells, will be deployed in the Northwestern part of the block.

First oil started flowing from the Libra field in November with the start-up of the Pioneiro de Libra, a 50,000-barrel-per-day FPSO early production phase to further appraise the field and generate early revenue. As the next step in the field development, the new “Mero 1” FPSO is expected to come on stream in 2021. In the coming years, this development will continue with the addition of at least three other FPSO’s to fully exploit the potential of the field, with a production that should reach more than 600,000 barrels per day.

The Libra Consortium is led by Petrobras (40%) in partnership with TOTAL (20%), Shell (20%), CNOOC Limited (10%) and CNPC (10%). Pré-Sal Petróleo (PPSA) manages the Libra Production Sharing Contract.

Second interim dividend: The Board of Directors decided to remove the discount on the scrip dividend

The Board of Directors of TOTAL met on December 12, 2017 and declared a 2017 second interim dividend of €0.62 per share, in accordance with the Board’s decision of July 26, 2017, unchanged compared to the 2017 first interim dividend and representing an increase of 1.6% compared to the 2016 second interim dividend. The Board of Directors also decided to offer, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of May 26, 2017, the option for shareholders,

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including holders of its American Depositary Shares, to receive the 2017 second interim dividend in cash or in new shares of the Company.

Given current oil prices above $60/b and the performance of the Group in terms of cash-flow generation in such environment, the Board of Directors has decided to remove the discount offered on the share price for the new shares to be issued as payment of the 2017 second interim dividend. As a result, the share price for the new shares to be issued was set at €46.55, equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors on December 12, 2017, reduced by the amount of the interim dividend, rounded up to the nearest cent. Shares issued as payment of the 2017 second interim dividend will carry immediate dividend rights. An application will be made to admit the new shares for trading on the Euronext Paris market.

South Korea: Hanwha Total Petrochemical invests to expand its polymer production

On December 11, 2017, Hanwha Total Petrochemical, a 50/50 joint venture between Hanwha and TOTAL, announced an expected investment of more than $300 million to expand its integrated refining & petrochemicals platform located in Daesan, South Korea. The investment is expected to increase the site’s polyethylene capacity by more than 50% to 1.1 million tons per year by the end of 2019. This project complements the steam cracker expansion and flexibilisation project announced earlier this year, that will notably enable it to process low-cost propane feedstock. Thus, it will allow the facility to capture margin along the full ethylene-polyethylene value chain.

Daesan is one of TOTAL’s six world-class integrated platforms and a strategic asset for both shareholders. The site is comprised of a flexible condensate splitter, a competitive steam cracker and polymers, styrene and aromatics.

Hanwha Total Petrochemical will use the state-of-the-art Advanced Double Loop technology licensed by TOTAL and Chevron Phillips Chemical Company, which will enable the production of a wide range of high-end specialty polyethylenes.

The additional production of polyethylene, the most widely used polymer, will supply the local South Korean demand and also the fast-growing Chinese market.

Yamal LNG project begins gas exports

On December 8, 2017, TOTAL announced that the first cargo of liquefied natural gas (LNG) from Yamal LNG is ready to leave Sabetta. This first shipment is a major milestone for Yamal LNG, one of the biggest liquefied natural gas projects in the world. At full capacity, the three-train facility is expected to supply 16.5 million tons of LNG per year to Asian and European markets.

Yamal LNG processes natural gas from the giant onshore South Tambey gas and condensate field, located on the Yamal peninsula. The project includes an integrated gas treatment and liquefaction facility with three trains each having a capacity of 5.5 million tons per year, storage tanks, port and airport infrastructures. The construction of the first train as well as the logistic facilities was successfully completed with more than 30,000 personnel actively involved on site at peak. The second and third trains are expected to be commissioned in 2018 and 2019, respectively.

Yamal LNG’s production is sold under long-term contracts on Asian and European markets, predominantly under oil-index price formulas. LNG will be supplied to the markets all year round through an innovative shipping approach involving a fleet of purposely designed ice-class LNG carriers which will travel the Northern Sea Route to Asia over the Bering Strait during the summer time.

The project is operated by Yamal LNG company, owned by Russian independent gas producer Novatek (50.1%), TOTAL (20%), CNPC (20%) and Silk Road Fund (9.9%).

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Angola: TOTAL paves the way for new projects in the country

On December 4, 2017, Patrick Pouyanné, Chairman and CEO of TOTAL, had an audience with João Lourenço, recently elected President of the Republic of Angola, and with Carlos Saturnino, new Chairman of Sonangol, the national oil company.

On this occasion, TOTAL and Sonangol signed several agreements covering both upstream and downstream activities.

•	Zinia Phase 2 project development: TOTAL and Sonangol agreed on the contractual conditions for the development of Zinia Phase 2, enabling a commitment to the final investment decision. Located in Block 17 and operated by TOTAL (40%), Zinia 2 will be connected to the Pazflor FPSO and will produce 40,000 barrels per day.

•	Entry on block 48: TOTAL and Sonangol have decided to jointly explore Block 48. This agreement contributes to restarting deep offshore exploration in Angola. The first phase of this program will last for two years with the drilling of one exploration well.

•	Extension of cooperation:
o	Distribution of oil products: TOTAL and Sonangol signed a Memorandum of Understanding (MoU) to develop jointly a retail network in the country including logistics and the supply of oil products.
o	Renewable energy: Both companies signed an MoU providing for them to screen jointly opportunities for renewable energy supply in Angola.

Strategic agreement between TOTAL and CMA CGM on liquefied natural gas fuel supply for CMA CGM new-build container ships

On December 4, 2017, TOTAL and CMA CGM announced having signed an agreement covering the supply of around 300,000 tons of LNG per year for 10 years starting in 2020. This unprecedented volume in the history of LNG bunker will fuel CMA CGM’s nine new-build container ships, scheduled for delivery beginning 2020 onwards.

CMA CGM, the first shipping company in the world to equip its giant container ships (capacity of 22,000 TEUs(1)) with LNG propulsion, has selected Total Marine Fuels Global Solutions, the TOTAL affiliate responsible for marketing marine fuels worldwide, for these future supply operations. In February 2017, CMA CGM and TOTAL signed a cooperation agreement to examine the most environmentally responsible propulsion solutions to meet the International Maritime Organization’s 2020 implementation date for new sulfur regulations.

By selecting LNG as a fuel, CMA CGM is opting for a solution that will outperform the sulfur cap of 0.5% required in 2020.

Under this agreement, TOTAL will provide a tailor-made solution for LNG supply. The new supply chains created would lead to a wider use of LNG, especially in other shipping sectors, to achieve even greater and ambitious environmental responsibility.

In addition, both companies reached an agreement in principle on the potential supply of lubricants for the nine new-builds, giving CMA CGM access to Total Lubmarine’s innovative products, technical expertise and global distribution network.

(1)	Twenty-foot Equivalent Unit: Unit used to measure a container ship’s cargo carrying capacity.
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Belgium: TOTAL completes the upgrade of its largest refining & petrochemicals platform in Europe

On November 30, 2017, TOTAL announced that it had inaugurated the new units at its Antwerp integrated refining & petrochemicals platform, which have progressively started up in the last few months. This event marks the completion of the upgrade program launched in 2013 of one of the largest and most efficient integrated refining & petrochemicals platforms in Europe. Thus, the company has invested more than €1 billion to further improve the competitiveness of this major site located in the heart of Europe’s main markets.

Two key projects were completed:

•	An investment in a new refining complex was approved for the conversion of more heavy fuel oil into low-sulfur light products.
o	A deasphalting unit and a hydrocracker were built to increase the production of clean and high-value-added products.
o	The new refining complex will reduce the high-sulfur heavy fuel oil yield, in anticipation of the new marine fuel regulation that will take effect in 2020.

•	Steam cracker(1) flexibility has been increased to maximize the processing of low cost advantaged feedstock.
o	A new unit was built to convert rich gases produced by the refinery into cracker feedstock.
o	One of the two steam crackers and site logistics has been adapted to import and process ethane.

TOTAL also announced a logistics project last August to connect the platform to the neighboring storage terminal via a new pipeline and the expansion of the terminal’s capacities to maximize product value.

Norway: TOTAL sells its interest in the Martin Linge field to Statoil

On November 27, 2017, TOTAL announced that it has agreed to sell all of its interests in the Martin Linge field (51%) and Garantiana discovery (40%) on the Norwegian Continental Shelf to Statoil. The consideration for the transaction is $1.45 billion with an effective date of January 1, 2017. The transaction remains subject to final due diligence and approval from the relevant authorities.

The transaction involves the transfer of relevant employees from TOTAL to Statoil in compliance with the applicable legislation.

TOTAL acquires Engie’s upstream LNG business and becomes the second largest global LNG player

On November 8, 2017, TOTAL announced having signed an agreement with Engie to acquire its portfolio of upstream LNG assets for an overall enterprise value of $1.49 billion. This portfolio includes participating interests in liquefaction plants, notably the interest in the Cameron LNG project in the United States, long-term LNG sales and purchase agreements, an LNG tanker fleet as well as access to regasification capacities in Europe. Additional payments of up to $ 550 million could be payable by TOTAL in case of an improvement in the oil markets in the coming years.

The proposed transaction is subject to the applicable legally required consultation and notification processes with employee representatives as well as approvals by the relevant regulatory authorities and

(1)	Steam cracking is a petrochemical process that uses petroleum or gas derivatives to produce monomers (ethylene and propylene), bases for the plastics industry (polyethylene and polypropylene).
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partners on certain contracts. The transaction is expected to close by mid-2018 and will have an effective date of January 1, 2018.

Following the transaction, TOTAL will take over the teams in charge of the LNG activities at Engie, which represents around 180 employees.

In addition, in parallel with this transaction, TOTAL and Engie agreed to cooperate to promote the use of biogas and renewable hydrogen, with Engie becoming TOTAL’s priority supplier in this field.

This transaction will bring to TOTAL:

•	2.5 MTPA of liquefaction capacity to reinforce TOTAL’s existing portfolio, bringing it to 23 MTPA by 2020, with:
o	16.6% equity stake in the Cameron LNG liquefaction plant with 3 trains currently under construction in Louisiana and the potential to expand by adding two further trains.
o	5% equity stake in the first train of the Idku LNG project in Egypt.

•	A portfolio of long-term LNG purchase and sale contracts, enabling the Group to increase its overall portfolio to 28 MTPA by 2020, with a diversified supply from Algeria, Nigeria, Norway, Russia, Qatar and the United States, and outlets balanced between Europe and Asia.

•	The access to regasification capacities of 14 MTPA in Europe, which, combined with the existing 4 MTPA of TOTAL, allows the Group to balance its consolidated purchase and sales portfolio.

•	A fleet of 10 LNG tankers which will be consolidated with the 3 LNG carriers of TOTAL.

Overall, combining its interests in liquefaction plants and its portfolio of third party supply contracts, the Group will manage a global volume of nearly 40 MTPA.

TOTAL sells its fuel marketing activities in Italy and focuses on the lubricants business

On November 3, 3017, TOTAL and Erg announced having signed an agreement (subject to the approval of the relevant authorities) with the Italian Group API to sell their fuel marketing and refining assets in the TotalErg joint venture (Erg 51%, TOTAL 49%). Following the divestment of the LPG and Commercial Sales businesses, this third transaction completes the sale of all TotalErg’s assets, for a total amount of around €750 million.

In parallel with this agreement, TOTAL is reinforcing its lubricants business in Italy by buying out Erg’s 51% stake in the lubricants activities of the joint venture that will consequently be terminated.

Created in 2010 by merging the TOTAL and Erg activities, TotalErg is the fourth-largest fuel marketer in Italy, a fragmented market where the profitability outlook was not in line with the Group’s expectations despite the joint efforts of the two shareholders. The lubricants market, however, does offer satisfactory growth perspectives and this consolidation is in line with the Group strategy in this business sector.

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